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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)

                               (Amendment No. 3)*


                           CELLNET DATA SYSTEMS, INC.
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                                (NAME OF ISSUER)


 COMMON STOCK, PAR VALUE $0.001 PER SHARE                     15115M 10 1
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      (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)


                                DECEMBER 31, 1998
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                [_] Rule 13d-1(b)
                                [_] Rule 13d-1(c)
                                [x] Rule 13d-1(d)

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required is the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                        (Continued on following page(s))
                               (Page 1 of 6 Pages)


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NYFS04...:\28\66228\0233\2021\SCH2089R.270

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CUSIP No.               15115M 10 1                     13G                Page 2 of 6 pages
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       1          NAMES OF REPORTING PERSONS:          ODYSSEY PARTNERS, L.P.

                  I.R.S. IDENTIFICATION NO. OF ABOVE
                  PERSONS (ENTITIES ONLY):                     13-5614745
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       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (A) [_]
                                                                                           (B) [_]
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       3          SEC USE ONLY

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       4          CITIZENSHIP OR PLACE OF              DELAWARE
                  ORGANIZATION:

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      NUMBER OF          5    SOLE VOTING POWER:               235,637
        SHARES
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     BENEFICIALLY        6    SHARED VOTING POWER:             0
       OWNED BY
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         EACH            7    SOLE DISPOSITIVE POWER:          235,637
       REPORTING
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     PERSON WITH         8    SHARED DISPOSITIVE POWER:        0

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       9          AGGREGATE AMOUNT BENEFICIALLY                235,637
                  OWNED BY EACH REPORTING PERSON:

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       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                      [_]
                  CERTAIN SHARES:

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       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     0.5%
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       12         TYPE OF REPORTING PERSON:            PN

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ITEM 1

     (a)   NAME OF ISSUER:

           CellNet Data Systems, Inc.

     (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           125 Shoreway Road
           San Carlos, CA 94070

ITEM 2

     (a)   NAME OF PERSON FILING:

           Odyssey Partners, L.P.

     (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           Principal Business Office:

           280 Park Avenue
           New York, NY 10017

     (c)   CITIZENSHIP:

           A Delaware limited partnership

     (d)   TITLE OF CLASS OF SECURITIES:

           Common Stock, $par value 0.001 per share

     (e)   CUSIP NUMBER:   15115M-10-1

ITEM 3
           Not applicable.

ITEM 4     OWNERSHIP.

     (a)   Amount Beneficially Owned:

           235,637 shares

     (b)   Percent of Class:

           0.5%

     (c)   Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote:

                 235,637 shares

            (ii) Shared power to vote or to direct the vote

                 -0-

           (iii) Sole power to dispose or to direct the disposition of

                 235,637 shares

            (iv) Shared power to dispose or to direct the disposition of

                 -0-

ITEM 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, checked the following [x].

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9     NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10    CERTIFICATIONS.

           Not applicable.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 10, 1999


ODYSSEY PARTNERS, L.P.

By: /s/ Jack Nash
    ----------------------------------
    Name: Jack Nash
          A General Partner